                                 EXHIBIT 19.1


To Our Shareholders:

     Pacific Century Financial Corporation has achieved continued improvement in earnings by leveraging its pan-Pacific franchise and capitalizing on opportunities for growth throughout its markets. Your company's strategy of geographic diversification has enabled it to overcome the challenges of Hawaii's sluggish economy.

     At the end of third quarter, your company reported year-to-date earnings of $106.3 million, up 7.8 percent from $98.7 million for the same period in 1996. For the first nine months of this year, earnings-per-share were $2.63 as compared to $2.39 at September 30, 1996. Year-to-date return on average assets was 1.01 percent and return on average equity was 12.94 percent.

     Earnings for the third quarter of 1997 were $35.3 million, up 12.5 percent from the third quarter of last year and down slightly from the $35.6 million reported for the second quarter of 1997. In last year's third quarter, earnings were lowered $3 million (after tax) by a special Savings Association Insurance Fund assessment. Earnings per share for the quarter were $0.86 compared to $0.76 for the third quarter of 1996 and $0.89 for the second quarter of 1997.

     On a tangible performance basis, earnings for the third quarter were $38.7 million compared to $33.5 million for the same period last year. Tangible earnings per share for the quarter were $0.94 compared to $0.81 for the third quarter of 1996. Tangible earnings provide a measure of financial performance without the impact of items such as goodwill.

     Total assets stood at $14.9 billion at the end of the third quarter, an increase of 7.9 percent from 1996's third quarter total of $13.8 billion. Net loans grew to $9.1 billion at September 30, 1997, up 9.7 percent from last year's third quarter level of $8.3 billion and 5.7 percent above the second quarter 1997 level.

     Pacific Century's recent acquisition of CU Bancorp and its subsidiary, California United Bank (CUB), completed on July 3, 1997, boosted Pacific Century's total assets by $776 million and loans by $443 million. The quarter's results also reflect the dilutive impact of 2.3 million shares of stock issued relative to the acquisition of CUB. The Mainland presence that CUB provides is a cornerstone of our Pacific strategy and will serve as a platform for delivery of financial services to clients across the Pacific from Asia to the U.S. Mainland.

     Non-performing assets (NPAs) excluding loans 90-plus days past due stood at $94.7 million or 0.99 percent of total loans at September 30, 1997. Pacific Century's conservative credit culture together with CUB's excellent credit quality are responsible for the improvement in this area.

     We are very pleased to welcome Mary Carryer who will join Pacific Century Financial Corporation and Bank of Hawaii as vice chair this month. Mary will be a member of the company's Managing Committee, working closely with President and Chief Operating Officer Richard Dahl; Vice Chairman and Chief Lending Officer Alton Kuioka and myself. She will oversee Pacific Century's Mainland operations as well as the company's Information Management function. A veteran of Westpac Banking Corporation and Wells Fargo & Company, Mary brings more than 25 years of financial experience to Hawaii. Her experience at these two financial giants spans the areas of corporate planning, international banking and trade operations, trust and investments, and information management.

     Mary is a strategic thinker who has the ability to translate planning and ideas into reality. She has demonstrated a remarkable ability to leverage technology to serve a broad and diverse customer base, and possesses a skill set that will complement the strengths that currently exist within our Managing Committee.

     Bank of Hawaii was recently recognized by the Small Business Administration for reaching a milestone in its yearly activity of SBA lending. For the fiscal year ending September 30, 1997, Bankoh made 100 SBA loans, putting on the books more than three times as many loans as the next most active SBA lender in the district. We are a strong supporter of small businesses, and our SBA performance demonstrates our commitment to the thousands of small businesses that are the life blood of Hawaii's economy.

     Your Board of Directors has declared a fourth quarter cash dividend on the outstanding common stock payable at the rate of $.325 per share. The Board also declared a two-for-one stock split in the form of a 100 percent stock dividend. The cash dividend and the stock distribution are both payable on December 12, 1997 to shareholders of record at the close of business on November 21, 1997. The cash dividend will be paid on the "old" stock and not the stock distributed pursuant to the stock split.

      We remain confident in the future of our franchise and optimistic in the potential of our markets. As we approach the 21st century, Pacific Century is positioned to play a pivotal role in the greater Pacific regional economy. We count your support among our strongest assets.


Sincerely,

/s/ LAWRENCE M. JOHNSON

Lawrence M. Johnson
Chairman and Chief Executive Officer


Corporate Offices:
Financial Plaza of the Pacific
130 Merchant Street
Honolulu, Hawaii  96813

Investor or Analyst Inquiries:
David A. Houle
Executive Vice President, Treasurer and Chief Financial Officer
(808) 537-8288

or

Sharlene K. Bliss
Investor Relations Officer
(808) 537-8037

or

Cori C. Weston
Corporate Secretary
(808) 537-8272

Highlights  (Unaudited)                  Pacific Century Financial Corporation and subsidiaries
------------------------------------------------------------------------------------------------
                                                                     September 30  September 30
                                                                             1997          1996
------------------------------------------------------------------------------------------------
Return on Average Assets                                                     1.01%          1.00%
------------------------------------------------------------------------------------------------
Return on Average Equity                                                    12.94%         12.35%
------------------------------------------------------------------------------------------------
Average Spread on Earning Assets                                             4.06%          3.89%
------------------------------------------------------------------------------------------------
Average Equity/Average Assets                                                7.80%          8.09%
------------------------------------------------------------------------------------------------
Book Value Per Common Share                                                $28.37         $26.19
------------------------------------------------------------------------------------------------
Loss Reserve/Loans and Leases Outstanding                                    1.91%          1.97%
------------------------------------------------------------------------------------------------

Common Stock Price Range                                High                  Low             Dividend
1996........................................           $44.00              $33.13              $1.16
1997 First Quarter..........................           $46.38              $41.13              $0.30
     Second Quarter.........................           $47.88              $40.63              $0.30
     Third Quarter..........................           $54.25              $46.38              $0.33

Consolidated Statements of Income (Unaudited)
-------------------------------------------------------------------------------------------------------------------------
                                                                   3 Months       3 Months     9 Months       9 Months
                                                                     Ended          Ended        Ended          Ended
                                                                September 30   September 30   September 30   September 30
(in thousands of dollars except per share amounts)                     1997           1996           1997           1996
-------------------------------------------------------------------------------------------------------------------------
Total Interest Income                                            $   274,590    $   250,585    $   787,300    $   726,236
Total Interest Expense                                               135,893        127,937        391,567        369,396
-------------------------------------------------------------------------------------------------------------------------
Net Interest Income                                                  138,697        122,648        395,733        356,840
Provision for Possible Loan Losses                                     8,162          3,733         20,536         12,320
-------------------------------------------------------------------------------------------------------------------------
Net Interest Income After Provision for Possible Loan Losses         130,535        118,915        375,197        344,520
Total Non-Interest Income                                             46,147         42,027        134,108        119,947
Total Non-Interest Expense                                           122,117        112,611        344,136        313,976
-------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                            54,565         48,331        165,169        150,491
Provision for Income Taxes                                            19,312         17,003         58,829         51,840
-------------------------------------------------------------------------------------------------------------------------
   Net Income                                                    $    35,253    $    31,328    $   106,340    $    98,651
=========================================================================================================================
Earnings Per Common Share and Common Share Equivalents           $      0.86    $      0.76    $      2.63    $      2.39
-------------------------------------------------------------------------------------------------------------------------
Average Common Shares and Common Share Equivalents Outstanding    41,094,194     41,182,809     40,386,565     41,334,572
-------------------------------------------------------------------------------------------------------------------------

Consolidated Statements of Condition (Unaudited)
--------------------------------------------------------------------------------------------------------------------

                                                                          September 30   December 31    September 30
                                                                                  1997          1996            1996
--------------------------------------------------------------------------------------------------------------------
Assets
Interest-Bearing Deposits                                                  $   495,653    $   635,519    $   623,592
Investment Securities (Market Value of $3,702,269; $3,634,043; and
  $3,607,561, respectively)                                                  3,696,145      3,631,653      3,613,656
Funds Sold                                                                     111,890        141,920         88,224
Loans                                                                        9,529,535      8,699,286      8,683,244
 Unearned Income                                                              (206,823)      (183,586)      (181,719)
 Reserve for Possible Loan Losses                                             (177,689)      (167,795)      (167,770)
Net Loans                                                                    9,145,023      8,347,905      8,333,755
--------------------------------------------------------------------------------------------------------------------
 Total Earning Assets                                                       13,448,711     12,756,997     12,659,227
Cash and Non-Interest Bearing Deposits                                         579,087        581,221        457,116
Premises and Equipment                                                         286,090        273,122        273,075
Other Assets                                                                   557,353        397,827        391,055
--------------------------------------------------------------------------------------------------------------------
 Total Assets                                                              $14,871,241    $14,009,167    $13,780,473
====================================================================================================================
Liabilities
Deposits                                                                   $ 9,455,346    $ 8,684,079    $ 8,418,490
Securities Sold Under Agreements to Repurchase                               2,268,250      2,075,571      1,996,536
Funds Purchased                                                                364,528        599,994        479,538
Short-Term Borrowings                                                          482,378        293,257        489,061
Other Liabilities                                                              393,094        358,001        374,668
Long-Term Debt                                                                 766,485        932,143        957,431
--------------------------------------------------------------------------------------------------------------------
 Total Liabilities                                                          13,730,081     12,943,045     12,715,724

Shareholders' Equity
Common Stock ($2 par value), authorized 100,000,000 shares;
 outstanding,  September 1997 - 40,221,783;
 December 1996 - 39,959,234; September 1996 - 40,661,103;                       80,444         79,918         81,322
Surplus                                                                        194,131        186,391        215,014
Unrealized Valuation Adjustments                                                (6,509)        (3,722)       (12,759)
Retained Earnings                                                              873,094        803,535        781,172
--------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                   1,141,160      1,066,122      1,064,749

--------------------------------------------------------------------------------------------------------------------
 Total Liabilities and Shareholders' Equity                                $14,871,241    $14,009,167    $13,780,473
====================================================================================================================